Exhibit (a)(5)(vii)

[GRAPHIC OMITTED]


August 30, 2004


             TELUS comments on Industry Canada spectrum cap decision

Vancouver, B.C. - TELUS Corporation (TSX: T, T.A; NYSE: TU) today commented on Industry Canada's decision to eliminate the previously existing 55MHz spectrum cap for Canadian wireless operators. This decision removes one of the principal approvals required for TELUS to consummate its outstanding offers to purchase for cash the outstanding publicly-traded shares and warrants of Microcell Telecommunications Inc.

TELUS participated in Industry Canada's Consultation on Spectrum for Advanced Wireless Services and Review of the Mobile Spectrum Cap Policy that began in October 2003 and concluded in March 2004. In that proceeding, the Company advocated the elimination of the spectrum cap noting that it had served its purpose and was no longer necessary.

Robert McFarlane, Executive Vice President and Chief Financial Officer, commented that "TELUS is fully supportive of Industry Canada's decision which essentially reflected the recommendations we submitted earlier in the year. We are pleased with the decision, in light of the fact that a waiver will no longer be required from Industry Canada to operate Microcell's GSM network. A decision of this nature was largely anticipated and was factored into our valuation analysis in regard to our bid for Microcell, as well as our decision to extend the bid at the same price."

About TELUS

TELUS is Canada's second largest telecommunications company with more than Cdn$7 billion of annual revenue, more than 4.8 million network access lines and more than 3.6 million wireless subscribers. The company provides subscribers across Canada with a full range of telecommunications products and services utilizing next-generation Internet-based technologies, including data and voice services through TELUS Communications Inc. and wireless services through TELUS Mobility.


                                      -30-

Investor Relations contacts                               Media contacts
John Wheeler                                              Nick Culo
(780) 493-7310                                            780-493-7236
ir@telus.com                                              nick.culo@telus.com

Robert Mitchell                                           Mark Langton
416-279-3219                                              416-684-3454
ir@telus.com                                              mark.langton@telus.com